Suite 310 – 606 4th Street SW Calgary, Alberta T2P 1T1 Phone 403 233-2801 Fax 403 233-2857

April 13, 2007

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Dear Sirs:

RE: Harvest Energy Trust
Annual General Meeting
To Be Held on May 16, 2007

In our capacity as the Agent for Harvest Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the Annual General meeting materials which were mailed to the unitholders of Harvest Energy Trust on April 9, 2007.

We trust this is satisfactory.

Yours truly,

June Lam
Officer, Income Trusts

Cc: Harvest Energy Trust
Attn: Cindy Gray

DECLARATION AS TO MAILING

PROVINCE    )         IN THE MATTER OF HARVEST ENERGY TRUST ("TRUST")
OF                  )         THE ANNUAL GENERAL MEETING OF UNITHOLDERS
ALBERTA    )         TO BE HELD ON MAY 16, 2007

I, JUNE LAM, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

  I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

  ON APRIL 9, 2007, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS WHO WERE THE REGISTERED UNITHOLDERS OF THE TRUST WITH RESPECT TO THE ABOVE NOTED ANNUAL GENERAL MEETING; COPIES OF EXHIBIT "B" THROUGH "D " & "F" AS NOTED BELOW.

(a)     A copy of the 2006 ANNUAL REPORT marked EXHIBIT "A" and identified by me;

(b)     A copy of the NOTICE OF MEETING OF UNITHOLDERS marked EXHIBIT "B" and identified by me;

(c)     A copy of the INFORMATION CIRCULAR AND PROXY STATEMENT marked EXHIBIT "C" and identified by me;

(d)     A copy of the INSTRUMENT OF PROXY marked EXHIBIT "D" and identified by me;

(e)     A copy of the FINANCIAL STATEMENT REQUEST FORM marked EXHIBIT "E" and identified by me;

(f)     A PROXY RETURN ENVELOPE marked EXHIBIT "F" and identified by me;

  I FURTHER CONFIRM THAT COPIES OF EXHIBIT "B" THROUGH "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON APRIL 9, 2007 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE TRUST WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.

  IN ADDITION, IN ACCORDANCE WITH SECURITIES REGULATIONS, ON APRIL 5, 2007, I CAUSED TO BE MAILED, A COPY OF EXHIBIT "A" IN A FIRST CLASS ENVELOPE ADDRESSED TO THE REGISTERED UNITHOLDERS. ALSO, A COPY OF EXHIBIT "A" WAS MAILED TO NON-REGISTERED HOLDERS OF TRUST UNITS OF THE TRUST, WHO COMPLETED AND RETURNED A MAIL LIST CARD REQUESTING RECEIPT OF THE ANNUAL FINANCIAL STATEMENTS.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 9TH DAY OF APRIL, 2007

"PHILIP MENARD"	"JUNE LAM"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on March 4, 2010.	June Lam